Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces Election of Directors

Vancouver, B.C., June 25, 2019 – Village Farms International, Inc. (the “Company” or “Village Farms”) (TSX: VFF) (NASDAQ: VFF) announced today that all of the director nominees listed in the management information circular dated May 21, 2019 were elected as directors of the Company at the annual meeting of shareholders held earlier today (the “Meeting”). The results of the vote for each nominee director are set out below:

Nominee	Proxy Votes For	Proxy % For	Proxy Votes Withheld	Proxy % Withheld
John R. McLernon	15,826,124	99.01%	158,860	0.99%
Christopher C. Woodward	15,819,088	98.96%	165,896	1.04%
John P. Henry	15,859,110	99.21%	125,874	0.79%
David Holewinski	15,849,096	99.15%	135,888	0.85%
Michael A. DeGiglio	15,928,288	99.65%	56,696	0.35%
Stephen C. Ruffini	15,219,520	95.21%	765,464	4.79%
Roberta Cook	15,946,663	99.76%	38,321	0.24%

Final voting results of all matters voted on at the Meeting will be made available on SEDAR at www.sedar.com.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws. Village Farms has established two joint ventures, Village Fields Hemp USA, LLC and Arkansas Valley Green and Gold Hemp LLC, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com